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                              February 29, 2024

       Jacinth C. Smiley
       Chief Financial Officer
       Hormel Foods Corporation
       1 Hormel Place
       Austin, MN 55912

                                                        Re: Hormel Foods
Corporation
                                                            Form 10-K for the
Fiscal Year Ended October 29, 2023
                                                            Form 8-K furnished
November 29, 2023
                                                            File No. 001-02402

       Dear Jacinth C. Smiley:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended October 29, 2023

       Item 3. Legal Proceedings, page 13

   1. We note your disclosure that you entered into an unexpected, unfavorable arbitration ruling. Please disclose
the information required by Item 103 of Regulation S-K or tell us specifically which
confidentiality provisions in the applicable arbitration rules prohibit you from disclosing
such information.
       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Non-GAAP Financial Measures, page 21

   2. We note your non-GAAP reconciliation tables on page 22 and in your earnings releases and 10-Q filings. Your
presentation in these tables gives the appearance of a full non-
                                                        GAAP income statement.
Please note that the presentation of a full non-GAAP income
                                                        statement, or a
presentation that gives the appearance of one, may place undue prominence on the
non-GAAP information and give the impression that the non-
 Jacinth C. Smiley
Hormel Foods Corporation
February 29, 2024
Page 2
         GAAP income statement represents a comprehensive basis of accounting. Please remove this presentation in your filings. To the extent you wish to present any of the non-
         GAAP measures, you could present a separate reconciliation for each non-GAAP measure and provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K including quantification and description of each adjustment individually. Refer to Question
         102.10(a) and (c) of the Division's Compliance & Disclosure Interpretations on Non-
         GAAP Financial Measures.
3. We note the discussion of your non-GAAP financial measures which includes various adjustments. Please tell us the total amount of each adjustment for respective periods presented.
4. We note your adjustment for transformation and modernization initiatives. Please tell us your basis for adjusting for these costs in your non-GAAP measures and your consideration of Questions 100.01 and 100.04 of the Non-GAAP Financial Measures
         Compliance and Disclosure Interpretations. In particular, tell us how the excluded items do not represent standard cash expenses necessary to operate your business.
Form 8-K furnished November 29, 2023

Exhibit 99, page 7

5. We note that you present and discuss your non-GAAP measures prior to discussing your
         GAAP results of operations. Your presentation appears to give greater prominence to the non-GAAP measures and does not comply with Item 10(e)(1)(i)(A) of Regulation S-
         K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on
         Non-GAAP Financial Measures. Please revise your presentations and discussions accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameJacinth C. Smiley                           Sincerely,
Comapany NameHormel Foods Corporation
                                                              Division of
Corporation Finance
February 29, 2024 Page 2                                      Office of
Manufacturing
FirstName LastName